11017359

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Connor & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Newport Center Drive, Suite 303
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William O'Connor 949-706-0222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Connor & Company Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

W O'Connor
Signature

President
Title

See attached DOC
Notary Public MB

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (~~or affirmed~~) before me on this

22 day of February, 2011, by
Date / Month / Year

(1) William Anthony O'Connor,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

(2) ______
Name of Signer

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

Signature [signature]
Signature of Notary Public

M. BROUGHMAN
Commission # 1875027
Notary Public - California
Orange County
My Comm. Expires Jan 23, 2014

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: Dec. 31, 2010 Number of Pages: 2

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2010

O'CONNOR & COMPANY SECURITIES, INC.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report

Board of Directors
O'Connor & Company Securities, Inc.
Newport Beach, CA

I have audited the accompanying statement of financial condition of O'Connor & Company Securities, Inc. (the Company) as of December 31, 2010, and the related statements of income, changes in shareholders' equity and changes in financial condition for the year then ended that you are filing pursuant to rule 17a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of O'Connor & Company Securities, Inc. as of December 31, 2010 and the results of its operations, shareholders' equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 18, 2011

O'CONNOR & COMPANY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets

Cash		
Checking	$ 88,479	
Payroll checking	36,936	
Clearing brokers	14,310	$ 139,725
Due from Clearing Broker		182,106
Secured demand note receivable		600,000
Prepaid expenses		21,777
Inventory - bonds		561,946
Property and Equipment, at cost, net of accumulated depreciation of $1,542		9,252
Security deposits		5,004
Total Assets		$ 1,519,810

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable and accrued expenses		$ 170,273
Interest payable on subordinated notes		-
Loans payable -bond inventory		569,238
Liabilities		739,511
Liabilities subordinated to claims of general creditors		600,000
Shareholders' Equity		
Common stock ($5 par value, 100,000 shares authorized, 26,600 shares issued and outstanding)	133,000	
Paid-in capital	1,000	
Retained earnings (deficit)	46,299	180,299
Total Liabilities and Shareholders' Equity		$ 1,519,810

See Accompanying Notes to Financial Statements

O'CONNOR & COMPANY SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Trading income	$ 535,778
Underwriting revenue	974,883
Unrealized gain (loss)	(7,292)
Total Revenues	1,503,369
Expenses	
Auto expense	5,915
Clearing expenses	102,315
Commissions	470,078
Depreciation	1,542
Insurance	55,037
Interest expense	43,009
Office expense	50,995
Professional fees	50,974
Quotation service	31,624
Regulatory fees	24,901
Rent	31,576
Salaries and wages	529,985
Travel and entertainment	8,319
Utilities	2,689
All other expenses	9,858
Total Expenses	1,418,817
Income before income taxes	84,552
Income tax provision	1,268
Net Income	$ 83,284

See Accompanying Notes to Financial Statements

O'CONNOR & COMPANY SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2009	26,600	$ 133,000	$ 1,000	$ (36,985)	$ 97,015
Capital addition					0
Net Income				83,284	83,284
Balance, December 31, 2010	26,600	$ 133,000	$ 1,000	$ 46,299	$ 180,299

See Accompanying Notes to Financial Statements

O'CONNOR & COMPANY SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities:	
Net income	$ 83,284
Depreciation	1,542
Changes in operating assets and liabilities:	
Due from clearing broker	(139,189)
Prepaid interest	(19,962)
Inventory - bond	(561,946)
Security deposit	(1,600)
Accounts payable and accrued expenses	152,506
Interest payable	(7,000)
Loans payable - bond inventory	569,238
Net cash used by operating activities	76,873
Cash Flows for Investing Activities:	
Purchase of furniture and equipment	(10,794)
Cash flow for investing activities	(10,794)
Cash Flows from Financing Activities	-
Net increase in cash	66,079
Cash at beginning of year	73,646
Cash at end of year	$ 139,725
Supplemental Cash Flow Information:	
Cash paid for interest	$ 50,009
Cash paid for taxes	$ 800

See Accompanying Notes to Financial Statements

O'CONNOR & COMPANY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - ORGANIZATION

O'Connor & Company Securities, Inc. (the Company) is a California corporation incorporated on November 9, 2007. The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") as of June 12, 2008. The Company is engaged in underwriting and selling group participant municipal securities, U.S. government securities, U.S. corporate debt and equity securities, mutual funds, collateralized mortgage obligations and trading securities for its own account. The Company does not hold customer funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Inventory
Securities inventory is valued at market which approximates cost.

Securities Transactions
Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Provision for Income Taxes
The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)
Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2010, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2010, the Company recorded the minimum franchise tax of $1,268.

NOTE 4 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but at December 31, 2010, the company had net capital in excess of its required net capital of $250,000. See page 9 for the net capital computation.

NOTE 5 – SUBORDINATED BORROWINGS

The subordinated borrowings are primarily with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may be repaid.

It is the Company's intention to renew the secured demand note collateralizing agreements due in 2012.

NOTE 6 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2010 through February 18, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

O'CONNOR & COMPANY SECURITIES, INC.
SCHEDULE I -- COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

Computation of Net Capital		
Total ownership equity		$180,299
Plus: Subordinated debt		600,000
Less: Non Allowable assets		
Prepaid expenses	$ 21,777	
Property and equipment net of accumulated depreciation	9,252	
Security deposits	5,004	
Haircut 15% of inventory	33,932	
Haircut - undue concentration	5,222	(75,187)
Net Capital		$705,112
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness		$ 49,325
Minimum dollar net capital required		$250,000
Net Capital required (greater of above amounts)		$250,000
Excess Capital		$455,112
Computation of Aggregate Indebtedness		
Total liabilities	$1,339,511	
Less: subordinated debt	(600,000)	$739,511
Percentage of aggregate indebtedness to net capital		104.88%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$708,238
Variance - Accrued expenses	(3,126)
Net Capital Per Audit	$ 705,112

See Accompanying Notes to Financial Statements

O'CONNOR & COMPANY SECURITIES, INC.
SCHEDULE II
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2010

	Balance Dec. 31, 2009	Additions	Deletions	Balance Dec. 31, 2010
William J. O'Connor 7% interest, payable monthly principal due June 14, 2013	$ 150,000	$ -	$ (150,000)	$ -
Kenneth & Louise Caresio Living Trust 7% interest, payable monthly principal due May 31, 2010	150,000	-	(150,000)	-
William J. O'Connor 7% interest, payable monthly principal due March 1, 2014	-	300,000	-	300,000
Kenneth & Louise Caresio Living Trust 7% interest, payable quarterly principal due May 31, 2012	-	300,000	-	300,000
Total	$ 300,000	$600,000	$ (300,000)	$ 600,000

See Accompanying Notes to Financial Statements

O'CONNOR & COMPANY SECURITIES, INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2010

A computation of reserve requirement is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

O'CONNOR & COMPANY SECURITIES, INC.
SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2010

Information relating to possession or control requirements is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part II
Report of Independent Accountant
On Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
O'Connor & Company Securities, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements O'Connor & Company Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

Board of Directors
O'Connor & Company Securities, Inc.
Newport Beach, California

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 18, 2011

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
O'Connor & Company Securities, Inc.
Newport Beach, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by O'Connor & Company Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating O'Connor & Company Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

O'Connor & Company Securities, Inc.'s management is responsible for the O'Connor & Company Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated July 26, 2010 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Board of Directors
O'Connor & Company Securities, Inc.
Newport Beach, California

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 18, 2011